U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: April 25, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bob Evans Farms, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

8111 Smith’s Mill Road

Address of Principal Executive Office (Street and Number)

New Albany, Ohio 43054

City, State and Zip Code

PART II — RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

Bob Evans Farms, Inc. (“Company”) could not complete the filing of its Annual Report on Form 10-K for the period ended April 25, 2014 due to a delay in obtaining and compiling information required to be included therein, which delay could not be eliminated by the Company without unreasonable effort and expense.

The Company is in the process of completing its review and assessment of the financial statement impacts associated with deferred income tax and fixed asset accounts. This is part of the Company’s ongoing efforts to address previously disclosed material weaknesses in internal controls related to deferred income tax and fixed asset accounting.

The Company plans to file its Form 10-K for the fiscal year ended April 25, 2014, no later than the fifteenth calendar day following the prescribed due date of June 24, 2014, being July 9, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Sylvester J. Johnson	(614)	492-4902
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes: ☒ No: ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No: ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bob Evans Farms, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2014

/s/ Sylvester J. Johnson
By:	Sylvester J. Johnson
Its:	Senior Vice President, Chief Accounting Officer and Controller